1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2015
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
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No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
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         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): __________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No      X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date April 24, 2015	By /s/ Xu Bo Name: Xu Bo Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever f

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

VOLUNTARY ANNOUNCEMENT
ANNOUNCEMENT IN RELATION TO
THE APPROVAL RECEIVED FROM CSRC ON
APPLICATION OF NON-PUBLIC ISSUANCE OF SHARES

This announcement is made by Aluminum Corporation of China Limited* (the "Company") on a voluntary basis.

References are made to the announcements of the Company dated 12 October 2012 and 14 March 2013 in relation to the non-public issuance of shares by the Company.

The board of directors of the Company is pleased to announce that, on 24 April 2015, the Company received the "Approval in Relation to the Non-public Issuance of Shares by Aluminum Corporation of China Limited* (Zheng Jian Xu Ke (2015) No. 684)" () issued by the China Securities Regulatory Commission (the "CSRC"). The principal contents of the approval are as follows:

1.	The non-public issuance of no more than 1,450,000,000 new shares by the Company is approved.

2.	The implementation of the issuance of shares shall be made strictly in accordance with the application documents lodged to the CSRC.

3.	The approval would be valid for 6 months from the date of approval of issuance, i.e. 21 April 2015.

4.

From the date of approval of issuance to the completion of the issuance of shares, should there be any material events of the Company, it shall report to the CSRC promptly and process in accordance with relevant provisions.

The board of directors of the Company will strictly comply with the provisions of the relevant laws and regulations, the requirements of the aforementioned approval documents and the mandate from the general meeting of the Company to process the relevant matters relating to the non-public issuance of shares.

The contact persons and the contact details of the non-public issuance of shares by the Company are as follows:

1.	Issuer: Aluminum Corporation of China Limited*

Contact Person: Ma Yan ()
Phone: 010-82298426

2.	Sponsor (Lead Underwriter): Ping An Securities Company, Ltd.
Contact Persons: Qi Zheng (), Tang Lei ()
Phone: 021-38638888

By order of the Board
Aluminum Corporation of China Limited*
Xu Bo
Company Secretary

Beijing, the People's Republic of China
24 April 2015

As at the date of this announcement, the members of the board of directors comprise Mr. Ge Honglin, Mr. Luo Jianchuan, Mr. Liu Xiangmin and Mr. Jiang Yinggang (Executive Directors); Mr. Liu Caiming and Mr. Wang Jun (Non-executive Directors); Mr. Ma Sihang, Frederick and Ms. Chen Lijie (Independent Non-executive Directors).

* For identification purposes only

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chalco.com.cn
*	Contact person: Xu Bo, Company Secretary